Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Interim Dividend Timetable
Released	07:00 12-Oct-06
Number	3085K

06017434

SUPPL

C&C Group plc
Dividend Timetable &
Scrip Dividend Scheme

Please see below the scrip dividend timetable for the interim dividend payable in respect of the year ending 28 February 2007.

Ex-dividend date:	18 October 2006
Record date:	20 October 2006
Posting of election and mandate forms to shareholders:	31 October 2006
Return date for receipt of election and mandate forms for the scrip dividend for the interim 2006/07 dividend and future dividends	1 December 2006
Interim dividend payment:	13 December 2006
Last date by which CREST entitlement statements and new ordinary share certificates will be posted and shareholder accounts credited:	13 December 2006

Enquiries:

Noreen O'Kelly
Company Secretry
Phone: +353 1 616 1103

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

RECEIVED
2006 OCT 17 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

END

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dlw 10/17

Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Interim Results
Released	07:00 12-Oct-06
Number	3068K

C&C GROUP PLC
INTERIM RESULTS
FOR SIX MONTHS ENDED 31 AUGUST 2006

Dublin, London, 12 October 2006: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK, today announced its interim results for the six months ended 31 August, 2006.

Financial & Operating Highlights

Financial Highlights (i)

- Revenue growth of 27%
- Operating profit growth of 66%
- Earnings growth of 79%
- Adjusted basic EPS of 28.7 cent - an increase of 77%
- Interim dividend of 12.0 cent per share – an increase of 85%
- Free cash flow of €81.6 million (65% of EBITDA)
- Net debt reduced by €62.6 million to €320.5 million

Operating Highlights

- Operating profit margin increase of five percentage points to 21.3%
- Volume of the Group's cider brands grew by 85%
- Extended distribution of Magners nationally in Great Britain
- Bulmers significantly outperformed the Irish LAD [(ii)] market
- Volume for the Group's Irish whiskey brand, Tullamore Dew, grew by 25%
- Marketing investment for the period increased by 53%

(i) Comparisons exclude exceptional items.
(ii) Long alcohol drinks market.
(iii) Free Cash Flow (FCF)/Earning before interest tax depreciation and amortisation (EBITDA).

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email :c&cgroup@kcapitalsource.com	Paddy Hughes or Ann Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar M Communications Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

Summary results for six months ended 31 August 2006
C&C is reporting operating profit before exceptional items of €113.5 million and adjusted earnings per share of 28.7 cent for the six months ended 31 August 2006, increases of 66% and 77% respectively. The Group generated free cash flow of €81.6 million for the period.

Maurice Pratt, Group Chief Executive Officer, commented "C&C is pleased to report very strong earnings growth, notwithstanding significant marketing investment behind the Magners brand.

"This financial performance reflects strong growth from the Group's cider division. Magners has recorded rapid growth in the UK while Bulmers delivered continued strong growth in Ireland. C&C's performance in both markets was helped by favourable summer weather."

Disposal
C&C signed an agreement for the sale of its snacks subsidiary, Tayto Crisps Limited, on 5 July 2006 for a gross consideration of €62.3m. The transaction was completed on 21 September 2006 and will be accounted for in the results to 28 February 2007. Proceeds arising from this disposal will be applied towards debt reduction.

Dividends and Dividend Policy
The Group will pay an interim dividend for the period of 12 cent per share, an 85% increase on last year. The interim dividend will be paid on 13 December 2006 to shareholders on the Group's register at the close of business on 20 October 2006. A scrip dividend option will also be available.

The dividend increase is broadly in line with C&C's reported earnings growth.

Exceptional Items
The exceptional items in the Group income statement comprise a profit of €4.6 million on the disposal of surplus property in the Snacks division and a goodwill impairment of €8.3 million arising in the Distribution division. C&C will lose the distribution rights to the wine brands owned by the Fosters Group in early 2007. This will reduce profits in the Distribution division and the Group, as indicated in its first half trading statement, is writing off the €8.3 million carrying value of goodwill attributed to that division at 28 February 2006.

Outlook
C&C expects the strong market performance of its Cider division to be sustained in the second half of the year. The Cider division is the principal driver of C&C's earnings growth and its performance should lead to an acceleration in the rate of overall Group operating profit growth for the second half of the 2006/07 year compared with the rate of growth in the half year to 31 August 2006.

In the International Spirits & Liqueurs division depletions growth is expected to continue. However, the expected reversal of the stock build up in the first half year is likely to impact negatively on the results in the second half.

The combined Soft Drinks & Snacks and Distribution divisions are expected to perform in line with prior year on a comparable basis, (adjusting for the disposal of Snacks and the loss of the distribution of Danone and Allied Domecq brands).

Beyond 2006/07, the Group's primary objective is to deliver continued earnings growth through the further development of Magners in the UK and Bulmers in Ireland and Tullamore Dew internationally. C&C has commenced an expansion of its cider manufacturing capacity in Clonmel at an approximate cost of €200 million, to support sustained growth.

The resulting investment in both fixed and working capital will reduce the Group's FCF/EBITDA [iii] expectation to a 30%-40% range in each of 2006/07 and 2007/08 fiscal years. The decline in the FCF/EBITDA[iii] ratio, however, will not affect the Group's dividend policy.

OPERATIONS REVIEW

Summary

Revenue and operating profit increased by 27% and 66% respectively in the six months ended 31 August 2006 compared with the same period last year.

This principally reflects growth in the Cider division arising from the continued growth of the Magners and Bulmers brands. The Group's operating profit margin increased by 5 percentage points which reflects an increase in Cider margins and the mix benefit of the strong growth in the higher margin Cider division. Operating margins increased in all divisions other than Distribution.

Summary Group income statement (before exceptional items)

	Six months ended 31 August 2006 €m	**Six months ended 31 August 2005 €m**
Revenue	532.1	419.5
Growth	*27%*	
Operating Profit	113.5	68.4
Growth	*66%*	
Operating Profit Margin	21.3%	16.3%
Net Finance Charges	(7.8)	(10.3)

Taxation	(12.2)	(6.0)
Profit attributable to Ordinary shareholders	93.5	52.1
Growth	79%	

Profit attributable to ordinary shareholders increased by 79% in the period. In addition to operating profit growth, this increase reflects a decline in interest charges arising from a reduction in the level and cost of debt over the period and an increase in the effective tax charge from 10.3% to 11.5% due to a higher proportion of net income subject to UK taxation.

Divisional Review: Cider

	Six months ended 31 August 2006	Six months ended 31 August 2005	Growth Year-on-Year
	€m	€m	
Revenue	269.5	144.5	86.6%
Operating Profit	90.0	45.1	99.6%
Operating margin	33.4%	31.2%	

Revenue for the Cider division of €269.5 million represents an 86.6% increase on 2005 and reflects an 85% increase in sales volume. Operating profit doubled to €90.0 million against €45.1 million in 2005. Operating margin, at 33.4%, increased by 2.2 percentage points year-on-year.

The Group's international cider brand, Magners, having been previously launched in Scotland and Greater London, was successfully rolled out nationally in Great Britain at the start of the fiscal year. The rollout was helped by the excellent summer weather in Great Britain. In addition to growth as a result of the rollout, Magners' more established regions of Scotland, Greater London and Northern Ireland have continued to show good volume gains in the period. The overall volume growth for the brand was 264% in the half year.

It is estimated that the overall LAD market in the Republic of Ireland was flat in terms of volume in the six months ended August 2006 and that, within this, the on-trade showed modest decline and the off-trade strong growth. Bulmers outperformed the LAD market and grew in volume terms by 7% in the period. This strong performance reflected good summer weather and strong brand fundamentals.

The increase in operating margin derives from the scale of growth in revenue. Marketing investment, although up by more than 100% year-on-year, only increased as a percentage of revenue by just over one point.

Divisional Review: International Spirits & Liqueurs

	Six months ended 31 August 2006	Six months ended 31 August 2005	Growth Year-on-Year
	€m	€m	
Revenue	36.1	28.9	24.9%
Operating Profit	9.8	7.6	28.9%
Operating margin	27.1%	26.3%	

Revenue for the International Spirits & Liqueurs division of €36.1 million represents a 24.9% increase on 2005 levels. Operating profit increased 28.9% to €9.8 million against €7.6 million in 2005. Operating margin, at 27.1%, increased by 0.8 percentage points year-on-year.

Overall volume shipments increased 20% in the period and this was, in part, due to stock building by distributors. It is estimated that depletions growth in the period was approximately 5%. Within this overall depletions performance Tullamore Dew continued to show good growth while Carolans has shown strong recovery in its principal market, North America.

Divisional Review: Soft Drinks & Snacks

	Six months ended 31 August 2006	Six months ended 31 August 2005	Growth Year-on-Year
	€m	€m	
Revenue	125.3	129.3	(3.1%)
Operating Profit	13.5	13.3	1.5%
Operating margin	10.8%	10.3%	

Revenue for the Soft Drinks & Snacks division of €125.3 million represents a 3.1% decline on 2005 levels. Operating profit increased to €13.5 million against €13.3 million in 2005. Operating margin, at 10.8%, was 0.5 percentage points ahead of last year.

The overall soft drinks market volume grew by an estimated 2-3% in the period reflecting, in part, the favourable summer weather. A modest decline in carbonated soft drinks was offset by strong growth in bottled water. The snacks market showed modest decline in the period.

The revenue decrease in the period reflected the loss of the distribution rights for the Danone water brands. On a comparable basis, revenue grew by 2% comprising 3% growth for soft drinks and a decline of 3% for snacks.

The improvement in operating margin is a result of production outsourcing of snacks and reduced marketing investment in soft drinks brands.

Divisional Review: Distribution

	Six months ended 31 August 2006	Six months ended 31 August 2005	Growth Year-on-Year
	€m	€m	
Revenue	101.2	116.8	(13.4%)
Operating Profit	0.2	2.4	(92%)
Operating margin	0.2%	2.1%	

Revenue for the Distribution division of €101.2 million represents a 13.4% decline on 2005 levels. Operating profit declined by 92% to €0.2 million compared to €2.4 million in 2005.

Operating margin at 0.2% fell by 1.9 percentage points year-on-year.

The decline in revenue and operating profit was due to the loss of the former Allied Domecq brands; weaker demand for premium wines; and reduced margin on LAD agency brands.

FINANCE REVIEW

Cash Flow
Free cash flow, for the six months ended 31 August 2006, amounted to €81.6 million. This represented 65% of EBITDA compared to 79% in the corresponding prior period. The reduced percentage is due to increased investment in fixed assets and working capital. Working capital investment was €17.2 million higher than the corresponding prior period as a result of the increase in the level of activity.

Capital expenditure in the period amounted to €31.9 million compared to €6.2 million in the corresponding prior period. The main component of expenditure in the period related to the expansion of cider production facilities. Disposals, which amounted to €14 million, arose principally from the sale of the snacks plant in Dublin following the outsourcing of manufacturing in October 2005.

Finance Costs
Finance costs for the half year at €7.8 million were €2.5 million lower than in 2005, reflecting the impact of reduced debt levels and lower interest margins.

The Group has hedged over 70% of its projected net debt for the next four years at base rates ranging from 3.1% to 3.5% and net interest costs were covered 16 times by EBITDA before exceptional items.

Net Debt
Net debt at 31 August 2006 amounted to €320.5 million which is €62.6 million lower than at 28 February 2006.
Movement in net debt was as follows:

	€m
Net debt at 1 March 2006	383.1
Free cash flow in period	(81.6)
Dividends Paid	19.8
Other	(0.8)
Net debt at 31 August 2006	320.5

At 31 August 2006 EV gearing (net debt/market capitalisation plus net debt) was 10%.

Comparative reporting

Profits for each division in the Operations Review are shown at actual exchange rates. Revenue and profit figures for each division for the period ended 31 August 2005 have not been re-translated at 2006 exchange rates as the impact is not material.

The impact of re-translating the results for the six months ended 31 August 2005 to 2006 average exchange rates would increase Group revenue by €1.0 million and Group operating profit by €0.3 million for the period.

Special note regarding forward-looking information

Some statements in this Announcement are forward-looking. They represent our expectations for our business, and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward–looking statements are reasonable. However, because they involve known and unknown risks, uncertainties and other factors, which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Group income statement
for the six months ended 31 August 2006

	Six months ended 31 August 2006			Six months ended 31 August 2005		
	Before exceptional items €m	Exceptional items €m	Total €m	Before exceptional items €m	Exceptional items €m	Total €m
Revenue	**532.1**	**-**	**532.1**	419.5	-	419.5
Operating costs	**(418.6)**	**(3.7)**	**(422.3)**	(351.1)	(8.3)	(359.4)
Operating profit	**113.5**	**(3.7)**	**109.8**	68.4	(8.3)	60.1
Finance income	**0.8**	**-**	**0.8**	0.4	-	0.4
Finance costs	**(8.6)**	**-**	**(8.6)**	(10.7)	-	(10.7)
Profit before tax	**105.7**	**(3.7)**	**102.0**	58.1	(8.3)	49.8
Income tax expense	**(12.2)**	**(0.5)**	**(12.7)**	(6.0)	0.9	(5.1)
Profit attributable to ordinary shareholders	**93.5**	**(4.2)**	**89.3**	52.1	(7.4)	44.7
Basic earnings per share (cent)			**27.4**			13.9
Diluted earnings per share (cent)			**27.1**			13.8

Group statement of recognised income and expense
for the six months ended 31 August 2006

	2006	2005
	€m	€m
Income and expense recognised directly in equity:		
Exchange difference arising on the net liabilities of foreign	**0.2**	0.1

operations		
Exchange difference arising on the net investment in foreign operations	**0.2**	0.2
Movement in cashflow hedging reserve	**0.8**	(3.0)
Deferred tax liability on cashflow hedging reserve	**(0.1)**	0.4
Actuarial gain on defined benefit pension schemes	**1.8**	4.6
Deferred tax on defined benefit pension schemes	**0.3**	(0.4)
Total income and expense recognised directly in equity	**3.2**	1.9
Profit attributable to ordinary shareholders	**89.3**	44.7
Total recognised income and expense for the period	**92.5**	46.6

Group Balance Sheet
as at 31 August 2006

	Notes	31-Aug-06	31-Aug-05	28-Feb-06 (audited)
		€m	€m	€m
Assets				
Non-current assets				
Goodwill		**453.6**	461.9	461.9
Property, plant & equipment		**152.1**	128.0	134.1
Derivative financial assets		**-**	-	1.0
Deferred tax		**8.9**	7.8	9.1
		614.6	597.7	606.1
Current assets				
Inventories		**56.2**	53.5	55.1
Trade & other receivables		**191.6**	146.9	114.0
Cash & cash equivalents		**97.3**	62.7	44.5
Assets held for sale		**-**	4.8	6.8
		345.1	267.9	220.4
Total assets		**959.7**	865.6	826.5
Equity				
Share capital	6	**3.3**	3.2	3.3
Share premium	6	**27.5**	12.8	18.6
Reserves	6	**27.7**	19.8	26.0
Retained income	6	**235.1**	150.3	171.2
Total equity		**293.6**	186.1	219.1
Liabilities				
Non-current liabilities				
Interest bearing loans and borrowings	4	**392.8**	437.0	407.6
Derivative financial liabilities		**0.1**	2.9	0.7
Retirement benefit obligations		**55.2**	49.9	58.9
Provisions		**1.7**	1.7	1.9
Deferred tax		**5.3**	5.5	5.7

		455.1	497.0	474.8
Current liabilities				
Interest bearing loans and borrowings	4	**25.0**	20.0	20.0
Derivative financial liabilities		**1.7**	4.6	2.5
Trade & other payables		**163.7**	146.9	102.7
Current tax liabilities		**20.6**	11.0	7.4
		211.0	182.5	132.6
Total liabilities		**666.1**	679.5	607.4
Total equity and liabilities		**959.7**	865.6	826.5

Group cash flow statement
for the six months ended 31 August 2006

	6 months ended 31 August 2006 €m	6 months ended 31 August 2005 €m
Cash flows from operating activities		
Profit attributable to ordinary shareholders	**89.3**	44.7
Adjustments for:		
Finance income	**(0.8)**	(0.4)
Finance costs	**8.6**	10.7
Income tax expense	**12.7**	5.1
Depreciation of property, plant & equipment	**11.1**	10.1
Impairment of plant & equipment	**-**	2.6
Impairment of goodwill	**8.3**	-
Profit on disposal of property, plant & equipment	**(4.6)**	(2.8)
Charge for share-based employee benefits	**0.8**	0.5
Pensions charged to operating profit less contributions paid	**(2.0)**	1.6
Provision movement - IPO costs	**-**	(0.1)
Provision movement - re-organisation costs	**-**	6.5
	123.4	78.5
Increase in inventories	**(1.1)**	(4.4)
Increase in trade & other receivables	**(79.9)**	(47.4)
Increase in trade & other payables	**64.4**	51.2
	106.8	77.9
Interest received	**0.8**	0.4
Interest paid	**(8.3)**	(9.9)
Income tax refunded / (paid)	**0.2**	(1.0)
Net cash inflow from operating activities	**99.5**	67.4
Cash flows from investing activities		
Purchase of property, plant & equipment	**(31.9)**	(6.2)
Sale of property, plant & equipment	**14.0**	0.7
Net cash outflow from investing activities	**(17.9)**	(5.5)

Cash flows from financing activities		
Net issue / redemption of ordinary share capital	**1.0**	-
Bank loans repaid	**(10.0)**	(10.0)
New bank loans drawn down / issue costs paid	**-**	(0.5)
Dividends paid	**(19.8)**	(14.7)
Net cash outflow from financing activities	**(28.8)**	(25.2)
Net increase in cash & cash equivalents	**52.8**	36.7
Cash & cash equivalents at beginning of period	**44.5**	26.0
Cash & cash equivalents at end of period	**97.3**	62.7

Notes to the interim results for the six months ended 31 August 2006

1. Basis of preparation

The interim accounts, which are abridged and unaudited, have been prepared on the basis of the accounting policies expected to apply for the financial year to 28 February 2007. The accounting policies have been applied on a basis consistent with those applied in the consolidated financial statements for the year ended 28 February 2006.

The income tax expense for the six month period is calculated by applying the directors' best estimate of the annual effective tax rate to the profit for the period.

The interim results were approved by the Board on 12 October 2006.

2. Segmental analysis

	Six months ended 31 August 2006		Six months ended 31 August 2005	
Class of business analysis	**Revenue €m**	***Net result €m**	Revenue €m	*Net result €m
Cider	**269.5**	**90.0**	144.5	45.1
International Spirits & Liqueurs	**36.1**	**9.8**	28.9	7.6
Soft Drinks & Snacks	**125.3**	**13.5**	129.3	13.3
Distribution	**101.2**	**0.2**	116.8	2.4
	532.1	**113.5**	419.5	68.4

*Net result represents profit before finance costs and exceptional items

3. Earnings per ordinary share

	Six months ended 31 August 2006	Six months ended 31 August 2005
	€m	€m
Earnings as reported	**89.3**	44.7
Adjustments for exceptional items net of tax	**4.2**	7.4
Earnings adjusted for exceptional items	**93.5**	52.1
	'000	'000
Number of shares at beginning of period	**325,204**	321,130
Shares issued in lieu of dividend	**1,236**	2,923
Options exercised	**380**	-
Number of shares at end of period	**326,820**	324,053
Weighted average number of ordinary shares	**325,841**	321,940
Weighted average number of ordinary shares including share options	**329,637**	323,302
Basic earnings per share – cent	**27.4**	13.9
Diluted earnings per share – cent	**27.1**	13.8
Adjusted basic earnings per share – cent	**28.7**	16.2

4. Details of Borrowing

	2006	2005
	€m	€m
Maturity analysis		
Current		
0-1 year	**25.0**	20.0
	25.0	20.0
Non-current		
1-2 years	**30.0**	25.0
2-3 years	**15.0**	30.0
3-4 years	**-**	15.0
4-5 years	**347.8**	367.0
	392.8	437.0

Unamortised issue costs of €2.2m have been netted against outstanding bank loans repayable between 2 and 5 years.

5. **Analysis of net debt**

Cash & cash	Bank loans due	Bank loans due	Net debt

	equivalents €m	within one year €m	after one year €m	€m
At 1 March 2006	(44.5)	20.0	407.6	383.1
At 31 August 2006	**(97.3)**	**25.0**	**392.8**	**320.5**

6. **Reserves**

			Reserves						
	Share capital	**Share premium**	**Capital reserve***	**Cashflow Hedging reserve**	**Shares to be issued**	**Currency translation reserve**	**Retained Income**	**2006 Total**	2005 Total
	€m	**€m**	**€m**	**€m**	**€m**	**€m**	**€m**	**€m**	€m
Group									
At 28 February 2006	3.3	18.6	25.2	(1.5)	1.7	0.6	171.2	219.1	153.7
Total recognised Income and expense for the period			-	0.7	-	0.4	91.4	92.5	46.6
Dividend on ordinary shares	-	7.9	-	-	-	-	(27.7)	(19.8)	(14.7)
Exercise of share options	-	1.0	-	-	(0.2)	-	0.2	1.0	-
Equity settled share based payments	-	-	-	-	0.8	-	-	0.8	0.5
At 31 August 2006	**3.3**	**27.5**	**25.2**	**(0.8)**	**2.3**	**1.0**	**235.1**	**293.6**	186.1

*the opening and closing capital reserve includes a capital redemption reserve of €0.3m.

7. **Dividend**

An interim dividend of 12 cent per share is proposed on 326,820,046 ordinary shares amounting to €39.2m.

END

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